UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Employee Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm—Battelle & Battelle LLP

Report of Independent Registered Public Accounting Firm—KPMG LLP

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes of Financial Statements

Schedule H, Line 4i – Schedule of Assets Held at End of Year

Signature

Exhibit 23.1	Consent of Independent Auditors

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report, dated October 6, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BATTELLE & BATTELLE LLP

June 17, 2005

Dayton, Ohio

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Dayton Power and Light Company

Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Dayton Power and Light Company Employee Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dayton Power and Light Company Employee Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP

Kansas City, MO

October 6, 2004

The Dayton Power and Light Company

Employee Savings Plan

Statement of Net Assets Available for Benefits

	At December 31,
	2004		2003
	# Shares	Amount	# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
DPL Inc. Common Stock Fund *	241,204	$6,056,636	265,528	$5,544,224
Mutual Funds:
Equity Index 500 Fund *	243,881	7,940,772	260,885	7,813,494
Equity Income Fund *	264,175	7,024,415	261,954	6,328,797
New Horizons Fund *	223,269	6,528,391	216,496	5,369,106
Prime Reserve Fund *	3,129,511	3,129,511	2,680,891	2,680,891
Blue Chip Growth Fund *	91,898	2,841,472	89,759	2,553,647
Spectrum Income Fund	96,233	1,163,452	69,477	817,744
International Stock Fund	61,978	801,381	51,062	586,697
Total Mutual Funds		29,429,394		26,150,376

Total Investments		35,486,030		31,694,600

Receivables (Note 4):
Participant Contributions		332,233		232,699

Net Assets Available for Benefits		$35,818,263		$31,927,299

* Investments that exceed 5% of Net Assets Available for Benefits.

See accompanying notes to financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Investment Income (Notes 2(d) and 3):
Net Appreciation in Fair Value of Investments:
DPL Inc. Common Stock Fund	$956,633	$1,534,038
Mutual Funds:
Equity Index 500 Fund	624,014	1,642,565
Equity Income Fund	634,115	1,137,577
New Horizons Fund	981,167	1,760,524
Blue Chip Growth Fund	215,904	579,973
Spectrum Income Fund	26,760	66,679
International Stock Fund	85,962	127,596
Total Net Appreciation	3,524,555	6,848,952

Dividends	753,211	581,537

Litigation Settlement Proceeds (Note 10)	433,928	—

Net Investment Income	4,711,694	7,430,489

Transfers from Other Company Sponsored Plan	174,132	—

Employee Contributions (Note 4)	1,865,068	1,763,645

	6,750,894	9,194,134

Deductions in Net Assets Attributable to:
Benefits Paid to Participants	(2,859,930)	(1,987,617)

Net Increase	3,890,964	7,206,517

Net Assets Available for Benefits:

Beginning of year	31,927,299	24,720,782

End of year	$35,818,263	$31,927,299

See accompanying notes to financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours. Participants should refer to the employee handbook or Plan documents for a more complete description of the Plan’s provisions.

(b)            Employee Contributions

An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee up to 25 percent (in whole percentages) of regular compensation, or a fixed dollar amount per pay period.  In addition, the participant may contribute up to 100 percent of incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Effective for contributions after December 31, 2001, all participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan into the Plan.  Contributions to the Plan from the welfare benefit plan were $20,976 and $3,719 for the years ended December 31, 2004 and 2003, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)             Employer Contributions

The Company may match 100 percent of employee contributions, up to $1,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

All employee contributions to the Plan are 100 percent vested.  Employer matching contributions are held in the ESOP Plan and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

(g)         Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds are reported at fair value based on the fair value of the underlying net assets of the mutual funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2004 and 2003, such purchases were $3,665,302 and $2,534,377, respectively, and such sales totaled $2,954,210 and $2,349,473 respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund).  During the years ended December 31, 2004 and 2003, purchases of DPL Inc. common stock were $486,770 and $496,984, respectively, and sales of DPL Inc. common stock totaled $930,991 and $494,781, respectively.  The ending balance in the DPL Inc. Common Stock Fund represents approximately 17.1% and 17.5% of the Plan’s total investments as of December 31, 2004 and 2003, respectively.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions.  At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end.

Beginning in 2004, the Plan allows for participants who have completed ten years of participation in the ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares.  Such transfers during 2004 totaled $174,132.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price.  The Company has elected to pay the fees incurred in the administration of the Plan, and include the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the Plan were $0 and $74,155 at December 31, 2004 and 2003, respectively.  These amounts are reflected as liabilities in the Plan’s Form 5500, but are not reflected as liabilities under accounting principles generally accepted in the United States of America and accordingly are not reflected in the accompanying financial statements.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.

Note 8 - Plan Revision and Amendments:

Effective January 1, 2002, the Plan was revised to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an employee stock ownership plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their employee stock ownership plan account.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 10 – Litigation Settlement Proceeds

During 2004, the Plan received $433,928 in proceeds from the settlement of a class action lawsuit filed against the Plan sponsor.  As of December 31, 2004, these proceeds were included in the Prime Reserve Fund.  In 2005 the Plan will allocate these proceeds to the individual participant accounts for those participants who held DPL Inc. shares in their account during the period covered by the settlement agreement.

The Dayton Power and Light Company

Employee Savings Plan

EIN # 31-0258470

Plan # 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (243,881 shares)	$7,940,772
*	T. Rowe Price Associates Inc.	Equity Income Fund (264,175 shares)	7,024,415
*	T. Rowe Price Associates Inc.	New Horizons Fund (223,269 shares)	6,528,391
*	DPL Inc.	DPL Inc. Common Stock Fund (241,204 shares)	6,056,636
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (3,129,511 shares)	3,129,511
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (91,898 shares)	2,841,472
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (96,233 shares)	1,163,452
*	T. Rowe Price Associates Inc.	International Stock Fund (61,978 shares)	801,381
			$35,486,030

Note:  Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	June 29, 2005	/s/ John J. Gillen
John J. Gillen
Senior Vice President and Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company